

July 20, 2012

Via E-mail
James R. Lawrence
Interim Chief Financial Officer,
 Vice President – Finance and Treasurer
Legacy Reserves LP
303 W. Wall Street, Suite 1400
Midland, Texas 79701

  Re: Legacy Reserves LP
    Form 10-K for Fiscal Year Ended December 31, 2011
    Filed February 23, 2012
    File No. 1-33249

Dear Mr. Lawrence:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Business, page 1

Development Activities, page 3

1. We note the table detailing the activity in your proved undeveloped reserves ("PUDs") from December 31, 2010 to December 31, 2011 includes a line item for "drilling

activity." Please tell us whether this represents PUDs converted into proved developed reserves during 2011 and revise your table to provide a caption which more clearly indicates the nature of this line item.

2.   We note your disclosure stating that certain PUDs were removed because the likelihood that these locations would be drilled within the next five years was remote. Please note that Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUDs. Please tell us about any remaining PUDs that are scheduled for development beyond five years from initial booking.

Results of Operations, page 40

3.   Where two or more factors contributed to material changes over the reported periods, please revise to quantify the amount of the changes contributed by each of the factors that you identify. For example, we note your disclosure at page 40 relating to the $91.7 million increase in oil revenues. Please quantify the amount of change due to (i) the acquisition of producing properties, (ii) the production from the Wyoming and COG Acquisitions and (iii) your development activities.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director